08003157

File No: 82-34882

RECEIVED

2008 JUN 10 A 10:43

SUPPL

13 May 2008

Filtrona plc
PDMR Shareholding Notification

Filtrona plc announces that on 9 May 2008 Russ Rogers, President of Fibertec, the Filtrona Bonded Fibre Components Division, purchased 76 ordinary shares at a price per share of £1.69 by the reinvestment of the recent dividend payment. These shares will be held by the Filtrona Employee Benefit Trust ("the Trust"). The total number of shares held in the Trust on behalf of Russ Rogers is 6,182, representing 0.003% of the issued share capital (excluding Treasury shares) of Filtrona plc.

Enquiries
Jon Green — T: 01908 359100
Company Secretary

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